                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   ----------------------------------------

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 2000

[_] OR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

                       Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

          ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ITC/\DeltaCom, Inc.
                           1791 O.G. Skinner Drive
                           West Point, Georgia 31833

EXHIBITS

 Exhibit
 Number                        Description of Exhibit
 ------                        ----------------------

    1 Consent of Arthur Andersen LLP, Independent Accountants. Filed herewith.


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ITC/\DeltaCom, Inc.
                              Employee Profit Sharing and 401(k) Plan

                              By:  ITC/\DeltaCom, Inc. Employee Profit
                                   Sharing and 401(k) Plan Administrative
                                   Committee (Plan Administrator)


Dated:  June 28, 2001         By: /s/ J. Thomas Mullis
                                  ---------------------------------
                                   J. Thomas Mullis
                                   Authorized Signatory

ITC/\DeltaCom, Inc.
Employee Profit Sharing and 401(k) Plan


Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 2000 AND 1999





                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 2000
     and 1999

     Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--
                 December 31, 2000

                                                          [Arthur Andersen logo]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the ITC/\DeltaCom, Inc. Employee
Profit Sharing and 401(k) Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of ITC/\DELTACOM, INC. EMPLOYEE PROFIT SHARING AND 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Atlanta, Georgia
June 8, 2001

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 2000 AND 1999


                                                                  2000             1999
                                                               ------------     ------------
ASSETS:
    Investments, at fair value                                 $14,407,829      $12,050,584
    Participant contributions receivable                           144,137            1,221
    Company contribution receivable                                 76,075                0
    Cash                                                             2,531           58,845
                                                               ------------     ------------
              Total assets                                      14,630,572       12,110,650

LIABILITIES:
    Accounts payable                                                 3,798            2,619
                                                               ------------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $14,626,774      $12,108,031
                                                               ============     ============


          The accompany notes are an integral part of these statements.

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(K) PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 2000


CONTRIBUTIONS:
    Participant                                                          $  3,576,520
    Company                                                                 1,754,423
    Rollovers                                                               1,625,244
                                                                         ------------
              Total contributions                                           6,956,187
                                                                         ------------
TRANSFERS TO PLAN (Note 1)                                                  1,510,688
                                                                         ------------
INVESTMENT (LOSS) INCOME:
    Net depreciation in fair market value of investments                   (5,052,097)
    Interest                                                                   31,098
                                                                         ------------
              Total investment loss                                        (5,020,999)
                                                                         ------------
BENEFITS PAID TO PARTICIPANTS                                                (918,353)
                                                                         ------------
PREMIUM PAYMENTS ON CASH SURRENDER POLICY                                      (8,780)
                                                                         ------------
NET INCREASE                                                                2,518,743

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                      12,108,031
                                                                         ------------
    End of year                                                          $ 14,626,774
                                                                         ============



         The accompanying notes are an integral part of this statement.

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 2000 AND 1999



1.  PLAN DESCRIPTION

    The following description provides only general information related to the ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution employee savings plan established effective March 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan is administered by the ITC/\DeltaCom Employee Profit Sharing and 401(k) Plan Committee (the "Plan Administrator") and is sponsored by ITC/\DeltaCom, Inc. (the "Company"). Nationwide Life Insurance Company ("Nationwide") and Frontier Trust serve as custodian and trustee of the Plan, respectively.

    Effective July 1, 1999, Interstate FiberNet, Inc., a wholly owned subsidiary of the Company, purchased AvData Systems, Inc. As a result of this acquisition, the former participants of the AvData Systems, Inc. Retirement Plan became eligible to participate in the Plan effective July 1, 1999.

    Effective May 1, 2000, the Company entered into a merger with Bay Data Resources, Inc. The participants of the Bay Data Resources, Inc. Retirement Plan became immediately eligible to participate in the Plan. Plan assets of the Bay Data Resources, Inc. Retirement Plan in the amount of $1,510,688 were transferred into the Plan as a result of this merger.

    Eligibility

    All employees of the Company who have completed six months of service, as defined by the Plan, are eligible to participate in the Plan. Participation may begin on the January 1, April 1, July 1, or October 1 coinciding with or following the date on which the eligibility requirements are met.

    Contributions

    Participants may elect to contribute up to 15% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants may elect to change their deferral rate on a quarterly basis. The Company provided for a matching contribution equal to 100% of the first 2% of salary deferred and 50% of the next 4% of salary deferred by each participant for the year ended December 31, 2000. The Company may also elect to make a discretionary profit-sharing contribution, as determined by the Company's board of directors, at the end of each plan year. A participant must be an active employee on the last day of the plan year and have completed 500 hours of service during the plan year to receive a profit-sharing contribution. Profit-sharing contributions are allocated to eligible participants based on relative compensation. For the year ended December 31, 2000, there were no discretionary contributions.

    Vesting

    Participants are fully vested in their contributions and the earnings thereon. Participants' rights to amounts contributed to the Plan by the Company vest over a five-year period, as follows:

                                                              Vested
                                                           Percentage
                                                           ----------
                       Years of service:
                         Less than two                        0%
                         Two                                 40
                         Three                               60
                         Four                                80
                         Five                               100

    The Plan provides that participants become 100% vested when they reach age 65 with five years of service, become totally disabled, or in the event of death.

    Forfeitures

    At December 31, 2000 and 1999, forfeited nonvested accounts totaled $34,465 and $14,558, respectively. These accounts will be used to reduce future Company contributions. For the year ended December 31, 2000, the Company utilized $58,500 in forfeitures to reduce Company contributions. Forfeited nonvested balances are invested in the Nationwide Money Market account until utilized.

    Benefits

    Upon discontinuance of service due to termination of employment, retirement (age 65 with five years of service), early retirement (age 55 or older with five years of service), death, or disability, a participant or his/her beneficiary may elect to receive the value of the vested interest in his/her account. The participant may elect to receive a lump-sum distribution or to roll over his/her vested interest into a qualified plan.

    In-service withdrawals are allowed upon reaching age 59 1/2 or for financial hardship, as defined by the Plan.

    Participant Accounts

    Each participant account is credited with the participant's contributions, related company matching, and discretionary profit-sharing contributions as well as the participant's share of the Plan's investment income (loss) and related administrative expenses. Allocations of income (loss) and expenses are based on the proportion that each participant's account balance is to the total of all participant account balances.

    Investment Options

    Plan participants may direct their contributions and any related earnings into common stock of the Company or any of the following investment fund options offered by Nationwide through (i) the Nationwide Qualified Plans Variable Account, a separate account, and (ii) a guaranteed interest contract. Under the terms of the Plan, Company matching and discretionary profit-sharing contributions are invested in accordance with participants' elections for their contributions. Changes in investment elections and transfers may be made on a daily basis. A description of each investment option is provided below:

         Fixed Fund

              Nationwide Virtuoso I Fund--An interest contract guaranteed by Nationwide. The rate of return is adjusted quarterly based on the five-year Treasury note yield, less 1.2%.

     Bond Funds

          Benham Short-Term Government Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in obligations of the U.S. government and its agencies with the objective of providing current income.

          Oppenheimer Bond Fund--The underlying assets of this fund are shares of a mutual fund that invests in high-yield, fixed-income securities with the primary objective of providing a high level of current income and a secondary objective of capital growth.

          Warburg Pincus Global Fixed-Income Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in government and corporate debt securities with the objective of maximum total return consistent with prudent investment management.

     Asset Allocation Funds

          Fidelity Asset Manager Fund--The underlying assets of this fund are shares of a mutual fund that invests in stocks, bonds, and short-term instruments with the objective of achieving high total return with reduced long-term risk.

          Fidelity Puritan Fund--The underlying assets of this fund are shares of a mutual fund that invests in common and preferred stocks as well as bonds with the objective of achieving high income while preserving and maintaining capital.

          Fidelity Advisor High-Yield Fund T--The underlying assets of this fund are shares of a mutual fund that invests primarily in income-producing equity securities and high-yielding, fixed-income, zero coupon securities with the objective of high income and the potential for capital gains.

     Growth and Income Funds

          Dreyfus S&P 500 Index Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in equity securities with the objective of producing results that correspond to the price and yield performance of publicly traded common stocks in aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index ("S&P 500").

          Fidelity VIP Equity-Income Portfolio--The underlying assets of this fund are shares of a mutual fund that invests primarily in income-producing equity securities with the objective of achieving a return in excess of the composite yield of the S&P 500.

          Nationwide Fund D--The underlying assets of this fund are shares of a mutual fund that invests primarily in domestic common stocks with the objectives of providing current income and achieving capital appreciation.

          Neuberger & Berman Guardian Fund--The underlying assets of this fund are shares of a mutual fund that invests in stocks of established companies considered to be undervalued with the objective of long-term capital growth.

     Growth Funds

          Fidelity Magellan Fund--The underlying assets of this fund are shares of a mutual fund that invests in foreign and domestic common stocks and convertible securities as well as debt securities with the objective of achieving capital appreciation.

          Janus Fund-- The underlying assets of this fund are shares of a mutual fund that invests primarily in common stocks of companies with large market capitalizations with the objective of achieving long-term capital growth.

          Janus Twenty Fund-- The underlying assets of this fund are shares of a mutual fund that invests in stocks of companies with future growth potential, which may not be currently recognized by the market, with the objective of achieving capital appreciation while preserving capital.

          Morgan Stanley Real Estate Fund--The underlying assets of this fund are shares of a mutual fund that invests in securities of companies operating in the real estate industry. This fund may invest in equity securities, convertible securities, nonconvertible preferred securities, and debt securities with the primary goal of long-term capital growth.

          Neuberger & Berman Partners Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in common stocks with the objective of capital growth.

     International Equity Funds

          Templeton Foreign Fund--The underlying assets of this fund are shares of a mutual fund that invests in stock and debt obligations of companies and governments outside the United States with the objective of achieving capital growth.

          Janus Worldwide Fund--The underlying assets of this fund are shares of a mutual fund that invests in common stocks of domestic and foreign companies with the objective of achieving long-term capital growth.

     Aggressive Growth Funds

          Oppenheimer Global Fund A--The underlying assets of this fund are shares of a mutual fund that invests in stocks and convertible securities of corporations with a global approach with the objective of achieving long-term capital appreciation.

          Twentieth Century Ultra Fund--The underlying assets of this fund are shares of a mutual fund that invests in common stocks with perceived better-than-average prospects for growth with the objective of achieving long-term capital growth.

          NSAT Small Company Fund--The underlying assets of this fund are shares of a mutual fund that invests in equity securities of small capitalization companies with the goal of long-term capital growth.

       Company Stock

          ITC/\DeltaCom Common Stock Fund--The underlying assets of this fund are primarily shares of the Company's common stock held in the trustee's name. The Company provides integrated telecommunications services to mid-sized and major regional business in the southern United States.

    The Northwestern life insurance policy became a restricted fund option in 1996. As of December 31, 2000 and 1999, approximately 16 policies remain. In 2001, the administrative committee resolved to discontinue this option. As such, all policies have been eliminated in 2001.

    The stated objectives of these funds are not necessarily indicators of actual performance.

    Investment securities, in general, are exposed to various risks, including, credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statement of net assets available for plan benefits.

    Loans to Participants

    Effective October 1, 1999, the Plan was amended to allow participants to borrow the lesser of $50,000 or 50% of their vested account balances, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the Plan Administrator based on the prevailing market conditions and is fixed over the life of the note.

    Administrative Expenses

    All administrative expenses of the Plan are paid by the Company, with the exception of the asset management fee imputed on plan assets of the Nationwide pooled separate account and the withdrawal fee charged on withdrawals from the Nationwide Virtuoso I Fund.

    Plan Termination

    Although the Company intends that the Plan be permanent, the Company reserves the right to terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, participants will become fully vested in their account balances.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

    Investment Valuation

    Investments in the Nationwide Qualified Plans Variable Account are stated at fair value as determined by the custodian based on the values of the underlying mutual funds. The Plan's Nationwide Virtuoso I Fund, a fully benefit-responsive investment contract, is reported at contract value, which approximates fair value, as of December 31, 2000 and 1999. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Nationwide maintains the contributions in a general account. The account is credited with the earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. The crediting interest rate was 4.8% at December 31, 2000 and the yield was 3.9% for the year ended December 31, 2000. Crediting interest rates are reset quarterly based on the five-year Treasury note yield, less 1.2%. Investment in company stock is stated at market value, based on quoted market price.

    Net Appreciation (Depreciation) in Fair Market Value of Investments

    The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in the fair market value of investments, which consists of the realized gains and losses and the unrealized depreciation on those investments.


3.  INVESTMENTS

    The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:

                                                                             2000             1999
                                                                          -----------      ----------
        Nationwide Life Insurance Company, Nationwide Qualified
            Plans Variable Account, separate account                      $12,200,884      $8,380,371
        ITC/\DeltaCom, Inc. common stock                                    1,595,707       3,362,321

    During the year ended December 31, 2000, the Plan's investments depreciated in fair value as follows:

        Separate account                                                  $(1,383,095)
        Common stock                                                       (3,669,002)
                                                                          -----------
                                                                          $(5,052,097)
                                                                          -----------

4.  TAX STATUS

    The Plan received a determination in a letter dated February 18, 2000 from the Internal Revenue Service which states the Plan, as amended through January 25, 2000, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the IRC as of that date. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

                              ITC/\DeltaCom, Inc.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


         SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                               December 31, 2000

       Identity of Issuer, Borrower,                    Description of Investment, Including Maturity Date,               Current
         Lessor, or Similar Party                       Rate of Interest, Collateral, and Par or Maturity Value            Value
------------------------------------------------------- -------------------------------------------------------         -----------
*   NATIONWIDE LIFE INSURANCE COMPANY                   Guaranteed interest account, variable rate, 121,713 units       $   121,713
                                                        Nationwide Qualified Plans Variable Account, separate account,
                                                            4,975,998 units                                              12,200,884

*   ITC/\DELTACOM, INC.                                 ITC/\DeltaCom, Inc. common stock, 265,843 shares                  1,595,707

    NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY          Cash surrender value of life insurance policies                      50,746

*   VARIOUS PLAN PARTICIPANTS                           Participant loans (average interest rate at 11%)                    438,779
                                                                                                                        -----------
                    Total investments                                                                                   $14,407,829
                                                                                                                        ===========




                       * Represents a party in interest.
--------------------------------------------------------------------------------

         The accompanying notes are an integral part of this schedule.